

October 19, 2010

<u>Via Facsimile at (212) 541-4630 and U.S. Mail</u>

Robert J. Rawn, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, New York 10104

> **Re:** **Silgan Holdings Inc.**
> **Schedule TO-I**
> **File No. 5-53165**
> **Filed October 8, 2010**

Dear Mr. Rawn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>
<u>General</u>

1. Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.

Robert J. Rawn, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, New York 10104
Page 2

Offer to Purchase
Cover Page

2.   Prominently disclose that the low end of your price range is below recent trading prices
        for the stock.

Important Procedures, page i

3.   Your disclosure at the bottom of this page and in the section entitled "Miscellaneous" on
        page 42 implies that you will not accept certain tendered shares. You state that you will
        not make the tender offer to "nor will we accept tenders from or on behalf of" holders
        residing in a jurisdiction where you cannot comply with that jurisdiction's applicable law.
        The all-holders provision in Rule 13e-4(f)(8)(i) requires that your tender offer be open to
        all target security holders, including persons located in foreign jurisdictions. While you
        are not required to disseminate the offer materials in jurisdictions outside of the United
        States, the statement that tenders from security holders in certain jurisdictions will not be
        accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent
        that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii) please
        clarify that in your response, but otherwise please revise to ensure compliance with Rule
        13e-4(f)(8).

Summary Term Sheet, page 1

4.   We note your disclosure that you will pay for tendered shares following the expiration
        date *and* your acceptance of the shares for payment. In order to comply with the standard
        set forth in Rule 14e-1(c), you must accept the shares and pay for them, or return the
        shares to tendering shareholders, promptly following offer expiration exclusively. Please
        revise.

The Tender Offer, page 13

5.   Revise your disclosure to include the information that, since shareholders are being
        afforded the right to tender shares at different prices, a notice of withdrawal must specify
        in writing which shares are being withdrawn.

Priority of Purchase, page 14

6. Revise the disclosure at the top of page 15, which states that you will determine the Selected Price "as promptly as practicable following the expiration time of the Offer." You must determine the Selected Price and pay for the shares "promptly" following the offer, in compliance with Rule 14e-1(c).

Certain Effects of the Offer, page 18

7. Revise the fifth bullet point of this section to explain what you mean by "the offer results in a more optimal capital structure for us and our remaining shareholders." Is this result achieved at the tendering shareholders' expense? Confirm that you have responded fully to the requirements of Item 1006(c)(3) of Regulation M-A, including any material changes to the company's capital structure.

Determination of Validity, page 22

8. Refer to the statement that you reserve "the absolute right to waive any of the conditions of the Offer and any defect … in the tender of any particular shares or any particular stockholder." In your response letter, confirm your understanding that if you waive a condition of the offer for one tendering shareholder, you will waive that condition for all shareholders. As drafted, it appears that you might waive conditions in individual cases.

9. We noticed the assertion that determinations made by the Company regarding the validity of tenders will be final and binding. Revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction.

Conditions of the Offer, page 28

10. Some of your conditions lack sufficient specificity to permit objective verification by security holders that the conditions have been satisfied or "triggered." To provide greater clarity, revise subparagraph 1(b) and subparagraph 7 on page 29 to clarify whether you mean both positive and negative material effects on the company. Further, revise subparagraph 6 to specify what kinds of events affecting the extension of credit would be sufficiently material to also affect your transaction.

11.   We note the representation that you may assert the conditions regardless of circumstances, including any action or inaction by the Company giving rise to any condition. All offer conditions must be reasonably specified and outside the control of the Company. Therefore, please revise to remove the statement that the offer conditions may be triggered through action or inaction by the Company.

Exhibit 99(a)(1)(b) Letter of Transmittal

12.   Revise to delete the requirement that security holders covenant, represent and warrant that they have read and understand the terms of the Offer.

<center>*   *   *   *   *</center>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

·   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robert J. Rawn, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, New York 10104
Page 5

    Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        Julia E. Griffith
        Special Counsel
        Office of Mergers
        and Acquisitions